Exhibit 99.1

FORM 51-102
F3 MATERIAL CHANGE REPORT

ITEM 1                          Name and Address of Company

Sprott Physical Silver Trust (the “Trust”)
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
 Toronto, Ontario  M5J 2J1

ITEM 2                          Date of Material Change

April 13, 2016

ITEM 3                          News Release

A news release disclosing the material change was issued on April 13, 2016 through the facilities of Marketwired.

ITEM 4                          Summary of Material Change

On April 13, 2016, the Trust announced that it had completed a follow-on offering of 12,300,000 units of the Trust (the “Initial Units”) at US$6.09 per Initial Unit for gross proceeds of US$74,907,000 (the “Offering”).  In addition, the underwriters for the Offering elected to purchase an additional $1,845,000 Units of the Trust in full exercise of their over-allotment option (the “Overallotment Units” and together with the Initial Units, the “Units”).  The Overallotment Units were issued on April 18, 2016.  Including the Overallotment Units, the gross proceeds from the Offering were approximately US$86,143,050, consisting of 14,145,000 Units offered at US$6.09 per Unit.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively.

ITEM 5                          Full Description of Material Change

See the news release issued on April 13, 2016, a copy of which is attached as Schedule “A” to this material change report.

ITEM 6                          Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7                          Omitted Information

Not applicable.

ITEM 8                          Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Kirstin H. McTaggart
Chief Compliance Officer and Secretary
Sprott Asset Management LP
 (416) 943-4369

ITEM 9                          Date of Report

This material change report is dated as of the 22nd day of April, 2016.

Schedule “A”

 (please see attached)

Sprott Physical Silver Trust
Announces Completion of its Follow-on Offering of Trust Units
And Exercise of Underwriters’ Overallotment Option

Toronto, Ontario, Canada — April 13, 2016 — Sprott Physical Silver Trust (the “Trust”) (NYSE: PSLV / TSX: PHS.U), a trust created to invest and hold substantially all of its assets in physical silver bullion and managed by Sprott Asset Management LP (the “Manager”), today announced that it has completed its follow-on offering of 12,300,000 units of the Trust (the “Initial Units”) at US$6.09 per Unit for gross proceeds of US$74,907,000 (the “Offering”).  In addition, the underwriters for the Offering have elected to purchase an additional 1,845,000 Units of the Trust in full exercise of their over-allotment option (the “Overallotment Units” and together with the Initial Units, the “Units”).  The Overallotment Units are to be delivered on April 18, 2016.  Including the Overallotment Units, the gross proceeds for the Offering are approximately US$86,143,050, consisting of 14,145,000 Units offered at US$6.09 per Unit.

The Trust will use the net proceeds of the Offering to acquire physical silver bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering. As of April 13, 2016, the Trust has contracted to purchase a total of approximately 4.470 million troy ounces of physical silver bullion. Once the Trust has taken delivery of all the silver bullion, it will publish the serial numbers of all bars held by the Trust on its website.  The net proceeds of the Offering per Unit were greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively. The Offering was made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor contact information:

Sprott Physical Silver Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310
Email: bullion@sprott.com